Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF THE

SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of the Shareholders of Bioblast Pharma Ltd. (“Company”) will be held on December 21, 2017, at 10:00 am Israel Time, at the offices of the Company’s Israeli counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2016.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

3.	To re-elect the following Company’s currently serving directors: Mr. Fredric Price, Dr. Dalia Megiddo, Mr. Michael Burshtine, Mr. Tom Dubin, Mr. Ran Nussbaum and Dr. Marlene Haffner.

4.	To elect Mr. Robert Freidman as a Director and determine his Remuneration Terms.

5.	To approve the transfer of the options from Mr. Ran Nussbaum to the Pontifax Group.

6.	To approve the engagement with Dr. Dalia Megiddo.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company’s Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Capital Market on November 21, 2017 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. They are also entitled to notice of the Meeting and to vote at the Meeting if they held ordinary shares of the Company par value NIS 0.05 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder’s Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at the offices of our Israeli legal counsel, Zysman, Aharoni, Gayer & Co. at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel, by December 21, 2017 at 6:00 am Israel time, (together with the foregoing proof of ownership). If mailing your proxy card in the enclosed envelope, it must be received by our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by 3:00 pm Eastern time on December 20, 2017 (an earlier deadline may apply for shares held in street name, as may be indicated in the instructions provided to you with your proxy card).

If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate a “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

The vote with respect to Item No. 6 of the Meeting’s agenda will not be counted without indication of non-existence of personal interest. See Items 5.a, in the proxy card attached hereto.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

Disclosure Regarding Compensation

New regulations under the Israeli Companies Law require that the Company provides its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2016. Such information can be found under Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on February 24, 2017.

By order of the Board of Directors,

/s/ Mr. Fredric Price

Mr. Fredric Price
Executive Chairman of the Board of Directors

November 16, 2017

BIOBLAST PHARMA LTD.

TEL-AVIV, ISRAEL

_____________________

PROXY STATEMENT

_____________________

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF THE

SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 nominal value per share (“Ordinary Shares”), of Bioblast Pharma Ltd. (“Company”) in connection with the solicitation by the Company’s board of directors (“Board of Directors”) of proxies for use at the Annual and Extraordinary General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual and Extraordinary General Meeting of Shareholders. The meeting will be held on December 21, 2017, at 10:00 am Israel Time, at the offices of the Company’s Israeli counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2016.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

3.	To re-elect the following Company’s currently serving directors: Mr. Fredric Price, Dr. Dalia Megiddo, Mr. Michael Burshtine, Mr. Tom Dubin, Mr. Ran Nussbaum and Dr. Marlene Haffner.

4.	To elect Mr. Robert Freidman as a Director and determine his Remuneration Terms.

5.	To approve the transfer of the options from Mr. Ran Nussbaum to the Pontifax Group.

6.	To approve the engagement with Dr. Dalia Megiddo.

ITEM 1 – TO PRESENT THE FINANCIAL STATEMENTS OF THE COMPANY FOR THE

FISCAL YEAR ENDED DECEMBER 31, 2016

The Company’s financial information for the year ended December 31, 2016 is available on the Company’s website at the following address:

https://ir.bioblastpharma.com/node/7106/html1

At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2016 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Company’s Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Board of Directors to determine its compensation for the fiscal year ending December 31, 2017. It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who are elected and serve in office in accordance with the provisions of the Israeli Companies Law), the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Israeli Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

1 The contents of the Company’s website do not form a part of, and are not incorporated by reference into, this proxy statement.

The candidates for election are: Mr. Fredric Price, Dr. Dalia Megiddo, Mr. Michael Burshtine, Mr. Ran Nussbaum and Dr. Marlene Haffner. Biographical information about each of the candidates is provided below.

Fredric Price has been our Chief Executive Officer since July 2016, and has served as Executive Chairman of our Board of Directors since April 2014, having served as our Chairman of the Board of Directors from April 2012 until April 2014. Since 2013, Mr. Price has served as a member of the Advisory Board of FDNA Inc. From 2013 until 2014, he was Executive Chairman of the Board of Directors and from 2008 to 2013 Chairman of the Board of Directors and Chief Executive Officer of Chiasma, Inc. From 2004 to 2008, Mr. Price was Chairman of the Board of Directors of Omrix Biopharmaceuticals, Inc., from 2006 to 2012 a member of the Board of Directors of Enobia Pharma Corp., from 2007 to 2010 a member of the Board of Directors of Pharmasset Inc., from 2007 to 2011 Executive Chairman of the Board of Directors of Peptimmune, Inc., from 2004 to 2005 Executive Chairman of the Board of Directors of Zymenex A/S, from 2000 to 2004 Chairman of the Board of Directors and Chief Executive Officer of BioMarin Pharmaceutical Inc., and from 1994 to 2000 Chief Executive Officer and a member of the Board of Directors of Applied Microbiology Inc. As Chairman and/or Chief Executive Officer, he has raised more than $700 million in a variety of securities transactions, led a total of 22 M&A and licensing transactions, built FDA approved facilities and had drugs approved in the United States as well as in international markets. His earlier experience includes having been Vice President of Finance and administration and Chief Financial Officer of Regeneron Pharmaceuticals, Inc., the founder of the strategy consulting firm RxFDP, and Vice President of Pfizer, Inc. with both line and staff responsibilities. Mr. Price is a co-inventor of 17 issued U.S. patents. He received a B.A. from Dartmouth College and an M.B.A. from the Wharton School of the University of Pennsylvania.

Dr. Dalia Megiddo has been a director since our inception. From our inception until February 2015, Dr. Megiddo was our Chief Executive Officer, from January 2015 to November 2015, she was our Chief Development Officer and from November 2015 to December 2016, she was a special advisor to our Chief Executive Officer. Dr. Megiddo co-founded Alcobra Ltd. (NASDAQ: ADHD), a company primarily focused on the development and commercialization of a drug to treat Attention Deficit Hyperactivity Disorder in February 2008, and became a Director at that time. She is an entrepreneur and a medical doctor in family medicine. Since 2000, she has been a manager of InnoMed Ventures LP, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures Ltd., an Israeli venture capital fund. She is also the founder of a number of life science companies. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and holds a specialist degree in Family Medicine, and also holds an M.B.A. from the Kellogg-Recanati School of Business.

Michael Burshtine has been a director since October 30, 2014. Mr. Burshtine is currently serving as co-Chief Executive Officer at Adhestick Innovations Ltd., a chemical company specializing in the development, manufacturing and marketing of adhesion polymers formulations. Mr. Burshtine served as the president and Chief Executive Officer of Flight Medical Innovations Ltd., a med-tech company specializing in the development, manufacturing and marketing of portable ventilators, between 2009 and May 2014. Prior to that, between 2007 and 2009, he served as President and Chief Executive Officer of Recoly N.V., a bio-med company engaged in the research, development and commercialization of drug enhancement technologies. From 2004 to 2007, he served as the Chief Financial Officer of Omrix Biopharmaceuticals Inc., a public biotechnology company that develops, manufactures and commercializes plasma derivative products. Mr. Burshtine has been a certified CPA since 1994 and was a senior partner at Kesselman & Kesselman PricewaterhouseCoopers (PwC) auditing firm, until 2004. He holds an M.B.A. and a B.A. in economics and accounting, both from Tel Aviv University. Mr. Burshtine serves on our Audit Committee and our Compensation Committee.

Thomas I.H. Dubin has been a director since September 2015. Mr. Dubin is an attorney and has over twenty years of senior leadership experience in the pharmaceutical and biotechnology industries. From January 2014 through November 2014, Mr. Dubin served as an advisor to the Chief Executive Officer of Infinity Pharmaceuticals Inc. (NASDAQ: INFI). From 2008 through 2013, he was Senior Vice President and Chief Legal Officer, and from 2001 through 2008 he was Vice President and General Counsel, of Alexion Pharmaceuticals, Inc. (NASDAQ:ALXN). Prior to Alexion, from 1992 to 2000, Mr. Dubin served in senior positions at ChiRex, Inc. (NASDAQ:CHRX) and at Warner-Lambert Company (NYSE:WLA) prior to its sale to Pfizer, Inc. Mr. Dubin began his career as an attorney with Cravath, Swaine & Moore LLP in New York City. He is a Trustee of the American Jewish World Service, and a Member of Launchpad Venture Group. Mr. Dubin received his J.D. from New York University School of Law, and his B.A. from Amherst College, cum laude.

Ran Nussbaum has been a director since July 1, 2013. Mr. Nussbaum is a co-founder, and since 2004, has served as a managing partner of the Pontifax Group Ltd., a venture capital firm. Mr. Nussbaum currently serves as a director of several companies, including, Kite Pharma Inc. (NASDAQ: KITE) (since July 2013), Eloxx Pharmaceuticals, Ltd. (since September 2013), UroGen Pharma Ltd. (since April 2013), Quiet Therapeutics Ltd. (since September 2010), Ocon Medical Ltd. (since May 2013), Nutrina Ltd. (since December 2014), N.T.B Pharma Ltd. (since November 2015) and NovellusDx Ltd. (since December 2015). In addition, Mr. Nussbaum previously served as a director of CollPlant Holdings Ltd. (TASE: CLPT) (from May 2010 until August 2014.), Protab Ltd. (from December 2010 until August 2014), Fusimab Ltd. (from July 2010 until December 2014), c-Cam Biotherapeutics Ltd. (from April 2012 until July 2015) and Insuline Medical Ltd. (TASE: INSL) (from December 2013 until January 2015).

Dr. Marlene Haffner has been a director since July 1, 2013. From 1986 until 2007, Dr. Haffner served as the Director of the Office of Orphan Products Development (OOPD) of the FDA. As OOPD Director she was responsible for the leadership and management of the FDA orphan products development program, the first Orphan Products program in the world. After leaving the FDA, and from 2007 until 2009, she served as Executive Director, Global Regulatory Policy and Intelligence at Amgen, Inc., and since 2009 has held the position of Chief Executive Officer at Orphan Solutions and Haffner Associates, LLC, services companies for the orphan drug industry. In addition to her consulting activities, Dr. Haffner is Adjunct Professor, Department of Preventive Medicine and Biometrics and Clinical Professor at the Department of Medicine of the F. Edward Hébert School of Medicine, Uniformed Services University of the Health Sciences in Bethesda, Maryland. For 36 years she served in the United States Public Health Service beginning her career with the Indian Health Service in Gallup, New Mexico prior to moving to the FDA.  Dr.  Haffner received her M.D. from the George Washington University School of Medicine where she then interned in Internal Medicine. She received further training in internal medicine, dermatology and hematology at the Presbyterian Hospital, New York and at the Albert Einstein College of Medicine, New York. She received an M.P.H. from the Johns Hopkins University Bloomberg School of Public Health. During her public health career, she rose to the rank of Rear Admiral in the United States Public Health Service.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect each of Mr. Fredric Price, Dr. Dalia Megiddo, Mr. Michael Burshtine, Mr. Tom Dubin, Mr. Ran Nussbaum and Dr. Marlene Haffner to serve as directors of the Company until the next Annual Meeting, or until he ceases to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director candidate shall be voted separately.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF MR. ROBERT FREIDMAN AS A DIRECTOR AND

DETERMINE HIS REMUNERATION TERMS

The company’s Articles of association provide that, generally, the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is earlier. Also, directors may be appointed by the Board of Directors and such director’s term shall expire upon the next annual shareholders meeting, unless elected in such meeting. Our Board of Directors appointed Mr. Robert Freidman as a director on October 13, 2016 after he declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a Director in the Company.

Our Board of Directors determined that Mr. Robert Freidman is an independent director in accordance with NASDAQ Stock Market Rule 5605(a)(2).

Subject to shareholders’ approval of Mr. Freidman election, he will be entitled to compensation, in connection with his office as a director, retroactively as of his date of commencement serving as a director, of the following: (i) an annual base compensation of US$ 30,000; (ii) issuance of options to purchase up to 30,000 of the Company’s Ordinary Shares. Such options are issued at an exercise price equal to the last known closing price of the Ordinary Shares of the Company on the Nasdaq Capital Market as of October 13, 2016 (the day of the appointment by the Board of Directors), and the vesting schedule and other terms thereof will be as set forth in the Company’s 2013 Incentive Option Plan.

The Board of Directors and Compensation Committee of the Company determined that the proposed compensation terms of Mr. Freidman are consistent with the Company’s compensation policy (the “Policy”).

Biographical information about the candidate is provided below.

Robert Friedman has been a member of our Board od Directors since October 2016. Mr. Friedman has had a long career in life sciences management consulting that began with The Wilkerson Group in 1987 and has included IBM Corporation, Easton Associates, LLC, where he was a co-founder, and Navigant Consulting, Inc.  He has advised companies both large and small in biotechnology, pharmaceuticals, medical devices and diagnostics.  Mr. Friedman’s areas of expertise include corporate and product strategy development and execution, pre-commercial planning, and due diligence.  In addition to his experience as a consultant, Mr. Friedman spent five years as an equity analyst for several investment banks including Lehman Brothers, Paine Webber and Hanover Securities, where he covered universes of both large- and small-cap biotech companies. Mr. Friedman began his career as an Associate at Steinberg & Lyman, a venture capital fund dedicated to creating new biopharmaceutical firms.  There, he was instrumental in founding Genetic Therapy, Inc., the first gene therapy company, which was sold to Novartis.  Mr. Friedman holds an MBA in Marketing and Finance from the Johnson Graduate School of Management, Cornell University, and a BA in Biology from Yeshiva University.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Robert Freidman to serve as a director of the Company, until the next Annual Meeting, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and to approve his remuneration terms in connection with his office as a director, as provided for in this proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

ITEM 5 – APPROVAL OF THE TRANSFER OF THE OPTIONS FROM MR. RAN

NUSSBAUM TO THE PONTIFAX GROUP

At the annual meeting of shareholders of the Company, which took place on August 9, 2016, it was approved to grant options to the members of the Board of Directors, including Mr. Ran Nussbaum.

Under the terms of the grant, Mr. Nusbaum may not assign the options, and Mr. Nussbaum has requested that the Company grant him a waiver to assign the options he was granted to Pontifax Group, a group of venture funds who are shareholders of the Company and in which he serves as a managing partner.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to grant a waiver on the transfer of options to purchase shares of the Company from Mr. Ran Nussbaum to the Pontifax Group.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

ITEM 6 – APPROVAL OF THE ENGAGEMENT WITH DR. DALIA MEGIDDO

Dr. Dalia Megiddo has been providing services relating to the Company’s intellectual property and relevant patent filings, where she was reporting to the Chief Executive Officer of the Company (the “Services”).

Dr. Megiddo, a member of the Board of Directors, has not received any remuneration for the Services, and the parties agreed that a one time payment of $50,000 plus VAT is appropriate and reasonable under the circumstances, and that receiving the Services from another service provider, at a similar professional level would likely cost the Company more than $50,000.

The Board of Directors and the Compensation Committee concluded that the terms of compensation of Dr. Megiddo exceed the limitations set forth under the Policy. However, after taking into consideration Dr. Megiddo’s experience and deep knowledge of the Company’s patents and other intellectual property rights that it is in the best interest of the Company to have received the Services from Dr. Megiddo and continue to receive them as appropriate.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the engagement with Dr. Megiddo under the terms set above, and one-time payment of $50,000 plus VAT for such Services, which amount exceeds the limitation set forth in the Policy, as such engagement is necessary under the circumstances, is beneficial to the Company compared to the alternatives and as a whole is in the Company’s best interest.”

Since the terms of compensation of Dr. Megiddo exceed the limitations in the Policy, the affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company2.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

2 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the resolutions (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company. A person holding 25% of the Company’s share capital is deemed to be a controlling shareholder. Also, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Bioblast Pharma Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

BIOBLAST PHARMA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Fredric Price, Executive Chairman of the Board of Directors and Chief Executive Officer and Mr. Oren Elmaliah, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Bioblast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary General Meeting”) to be held at the offices of the Company’s Israeli counsels (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on December 21, 2017, at 10:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted as abstained for such matter, whether or not you specifically indicate a “ABSTAIN” vote. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BIOBLAST PHARMA LTD.

December 21, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To reappoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-elect six (6) members to the Board of Directors to act as directors of the Company until the next annual meeting, as follows:

a.	To re-elect Mr. Fredric Price to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

b.	To re-elect Dr. Dalia Megiddo to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

c.	To re-elect Mr. Michael Burshtine to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

d.	To re-elect Mr. Tom Dubin to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

e.	To re-elect Mr. Ran Nussbaum to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

f.	To re-elect Dr. Marlene Haffner to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To Elect Mr. Robert Freidman as a Director of the Company and determine his Remuneration Terms.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the transfer of the options from Mr. Ran Nussbaum to the Pontifax Group.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the engagement with Dr. Dalia Megiddo.

☐	FOR	☐	AGAINST	☐	ABSTAIN

a.	The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement) in the approval of proposal 5[3].

☐	YES

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

, 2017

NAME	SIGNATURE	DATE

, 2017

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

3 A court ruling issued by Israeli court recently provides that a shareholder has to indicate explicitly whether it does not have a personal interest in the approval of certain proposals or whether it is a controlling shareholder in the Company (where a holder of 25% of the company’s share capital is assumed to be classified as a controlling shareholder. If you do not respond positively to this item your vote will not be counted in the required majority to approve the proposal.

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